Exhibit 8.2

[Letterhead of Wachtell, Lipton, Roser & Katz]

May 19, 2005

AT&T Corp.
One AT&T Way
Bedminster, New Jersey 07921

     Ladies and Gentlemen:

     We have acted as special counsel for AT&T Corp., a New York corporation (“AT&T”), in connection with the proposed merger (the “Merger”) of Tau Merger Sub Corporation, a New York corporation (“Merger Sub”) and wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation (“SBC”), with and into AT&T, pursuant to an Agreement and Plan of Merger, dated as of January 30, 2005 (the “Agreement”), by and between AT&T, SBC and Merger Sub. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

     In that connection, AT&T has requested our opinion regarding the material U.S. federal income tax consequences of the Special Dividend, if paid, and the Merger. In providing our opinion, we have examined the Agreement, the registration statement on Form S-4 (the “Registration Statement”), the joint proxy statement-prospectus that is part thereof and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in accordance with the provisions of the Agreement and as described in the Registration Statement and will be effected pursuant to the corporation laws of the State of New York, (ii) the statements concerning the Special Dividend and the Merger set forth in the Agreement and the Registration Statement are true, complete and correct, and (iii) the representations made by AT&T, SBC and Merger Sub in their respective officer’s certificates (the Officers’ Certificates) delivered to us for purposes of this opinion are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, and (iv) any factual statements and representations made in the Officers’ Certificates “to the knowledge of” any person or similarly qualified are true, complete and correct without such qualification. If any of the above described assumptions are untrue for any reason or if the Merger is consummated in a manner that is different from the manner in which it is described in the Agreement or the Registration Statement, our opinions as expressed below may be adversely affected.

AT&T Corp.
May 19, 2005

     Based upon and subject to the foregoing, we are of opinion that under currently applicable U.S. federal income tax law:

1.	The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.	Each of SBC, Merger Sub and AT&T will be a party to that reorganization within the meaning of Section 368(b) of the Code.

3.	The payment of the Special Dividend by AT&T should qualify as a distribution within the meaning of Section 301 of the Code. It is not possible for us to reach a definitive conclusion regarding the characterization of the Special Dividend for United States federal income tax purposes because there is a conflict of legal authorities. Some authorities have characterized a pre-merger distribution as additional merger consideration while other authorities have respected the form of such distribution as a dividend. The authorities that we believe are more similar to the facts of this situation respect characterization of a payment that is made in the form of a dividend and not merger consideration as a dividend. It is possible that the Internal Revenue Service could disagree with our characterization of the Special Dividend as a distribution for United States federal income tax purposes and instead treat the Special Dividend as merger consideration paid by SBC in exchange for a portion of a holder’s AT&T Common Stock. In such case, the United States federal income tax consequences to a holder of AT&T Common Stock would be the same as those described in Section 5 or Section 6 hereof, as applicable.

4.	In the event that the Merger is not restructured to include in the Per Share Merger Consideration the per share amount of the Special Dividend that would otherwise be payable no gain or loss will be recognized by stockholders of AT&T who receive shares of SBC Common Stock in exchange for AT&T Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional share interests.

5.	In the event that the Merger is restructured to include in the Per Share Merger Consideration the per share amount of the Special Dividend that would otherwise be payable (or if, as described above, the Special Dividend paid by AT&T were characterized as additional merger consideration paid by SBC) and the adjusted basis in AT&T Common Stock of a stockholder of AT&T is less than the sum of the fair market value, as of the closing date of the Merger, of the SBC Common Stock and the amount of cash received by such stockholder, then such stockholder will recognize gain in an amount equal to the lesser of (i) the sum of the amount of cash and the fair market value, as of the closing date of the Merger, of the SBC Common Stock received, minus the adjusted tax basis of the AT&T Common Stock surrendered in exchange therefor, and (ii) the amount of cash received by such stockholder in the exchange.

6.	In the event that the Merger is restructured to include in the Per Share Merger Consideration the per share amount of the Special Dividend that would otherwise be payable (or if, as described above, the Special Dividend paid by AT&T were characterized as additional merger consideration paid by SBC) and the adjusted basis in AT&T Common Stock of a stockholder of AT&T is greater than the sum of the fair market value, as of the closing date of the Merger, of the SBC Common Stock and the amount of cash received by such stockholder, then such stockholder’s loss will not be currently allowed or recognized for United States federal income tax purposes.

     Our opinions apply only to AT&T stockholders that are “U.S. persons” for federal income tax purposes and that hold their AT&T Common Stock as a capital asset within the meaning of Section 1221 of the Code, and do not apply to stockholders who acquired their AT&T Common Stock through the exercise of options, or otherwise as compensation, or who are otherwise subject to special treatment under the U.S. federal income tax laws (including insurance companies, dealers in securities or foreign currency, and financial institutions).

AT&T Corp.
May 19, 2005

     Our opinions are based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Special Dividend or the Merger, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinions as set forth herein. We assume no responsibility to inform AT&T of any such change or inaccuracy that may occur or come to our attention.

     This opinion is being provided for the benefit of AT&T so that AT&T may comply with its obligation under the federal securities laws. We consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement and to the reference to our firm name therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

     This opinion relates solely to the material U.S. federal income tax consequences of the Merger and no opinion is expressed as to the tax consequences under any foreign, state or local tax law or under any federal tax laws other than those pertaining to the income tax.

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz